EXHIBIT 99.3

100 Gateway Drive, Suite 100
Bethlehem, PA   18017
(610) 882-8800

[date]

Dear Shareholder:

We are very pleased to provide you with the enclosed prospectus describing the Embassy Bancorp, Inc. Dividend Reinvestment and Stock Purchase Plan (the “Plan”).  The Plan provides shareholders with a convenient and economical way to purchase additional shares of the Company’s common stock by reinvesting cash dividends paid on their shares or through optional cash payments.  The Plan will be funded with newly issued shares, treasury shares or shares purchased in the “open market.”

Participation is voluntary.  If you do not choose to participate in the Plan, you will continue to receive cash dividends, as declared, in the usual manner.

Any registered owner of one or more shares may participate in the Plan.  Additionally, if you are a “beneficial owner,” you may participate by either having shares transferred into your own name, or by making arrangements with your broker, bank or other nominee to participate in the Plan on your behalf.

If you choose to participate, you may reinvest all or a portion of dividends from all shares you own and/or make optional cash contributions toward the purchase of additional shares. In order to participate, please complete the enclosed enrollment form and return it in the provided return envelope to:

Registrar and Transfer Company
ATTN: Dividend Reinvestment Department
P.O. Box 664
Cranford, NJ 07016-9896

Before electing to participate in the Plan, we urge you to carefully read the enclosed prospectus.  It contains important information regarding participation in the Plan and should be retained for future use.

Reinvestment of cash dividends in accordance with the Plan will commence with the 2012 annual dividend.

If you would like your participation in the Plan to begin with the 2012 annual dividend, we request that you return your completed enrollment form no later than August 28, 2012.  If you choose not to participate in the Plan at this time you may participate in the future if you desire.

We are excited about this new opportunity you now have to further participate in the growth and success of the Company.  Should you have any questions, please address them to Mark Casciano, Investor Relations, at (610) 882-8800, or the Registrar and Transfer Company at 1-800-368-5948.

Thank you for your continued support!

Sincerely,

David M. Lobach, Jr.
Chairman, President and Chief Executive Officer